September 5, 2012	J. Craig Walker D 312.807.4321 F 312.827.8179 craig.walker@klgates.com

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund

333-174764

This letter responds to the comments contained in your letter dated August 16, 2012, regarding Amendment No. 4 to Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with our response immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 5, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the initial Registration Statement, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 1 of our letter dated January 11, 2012. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

Response: A revised fee table has been added to the Registration Statement. As previously noted, the Fund will file another pre-effective amendment containing additional information concerning underwriters prior to any offer of shares by the Fund or printing of red herrings.

2.	Comment. Please revise the audit report and related consent to include the electronic signature of your independent registered public accounting firm.

Ms. Sonia Gupta Barros

September 5, 2012

Response: The audit report and related consent have been revised to include the electronic signature of the Fund’s independent registered public accounting firm.

3.	Comment. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: While we acknowledge that the Fund falls within the literal definition of “emerging growth company,” since the Fund is not an operating company, but rather an investment vehicle, the Fund believes it would be misleading to refer to the Fund as an “emerging growth company,” particularly because the term “growth” in the context of investment vehicles such as the Fund has a particular connotation that does

Ms. Sonia Gupta Barros

September 5, 2012

not apply to the Fund or its proposed investments. In addition, the Fund will not be taking advantage of the various exemptions under the JOBS Act. Therefore we respectfully request that the staff reconsider this comment.

4.	Comment. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Fund has not provided written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, no research reports about the Fund have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is expected to participate in the Fund’s offering.

5.	Comment. We note your disclosure on page 127 that illustrates how the Index positions have changed quickly in response to changes in the commodity market. Please describe how this may impact the risk level to potential investors.

Response: We have added the following sentence to the last risk factor on page 10 and the first risk factor on page 27:

“In addition, Index positions, and, therefore, positions taken by the Fund, may change quickly and frequently in response to changes in the commodities markets, which would result in greater trading expenses being incurred by the Fund.”

Cover Page

6.	Comment. Please add a summary risk factor to address the risk that shareholders will receive a K-1, which is complex and can result in costly tax bills and that shareholders receiving a K-1 may be required to pay taxes, even if the security is not sold. Please revise your risk factor disclosure as appropriate to address these risks.

Response: All shareholders will receive a Schedule K-1 as a result of their investment in the Fund. The prospectus includes the following sentence regarding shareholders’

Ms. Sonia Gupta Barros

September 5, 2012

receipt of a Schedule K-1 in the “Other Regulatory Notices” section, which appears before the table of contents: “YOU SHOULD BE AWARE THAT YOU WILL RECEIVE A SCHEDULE K-1 (NOT A FORM 1099) REPORTING YOUR ALLOCABLE PORTION OF TAX ITEMS OF THE FUND.” In addition, the tax discussion on page 17 of the summary section contains the following disclosure: “Fund shareholders will receive an Internal Revenue Service (“IRS”) Form 1065, Schedule K-1 (not a Form 1099), which reports their allocable portion of such tax items. Shareholders who seek advice from tax advisors with respect to the Schedule K-1 may incur additional costs.” The Fund believes that the foregoing disclosure, combined with the Schedule K-1 risk factor on page 35, adequately informs shareholders of the consequences of receiving a Schedule K-1. In addition to these disclosures, the Fund has added a cross-reference on page 17 of the summary section to the tax risk factors on pages 34 to 36, and has revised the risk factor on page 35 to read (additions are underlined):

“You will receive a Schedule K-1 and as a result may incur additional costs. You will be receiving a Schedule K-1 (not a Form 1099) reporting your allocable portion of the tax items of the Fund. This form is expected to be available by the end of the first week of March following the taxable year it relates to. If there were a delay in making your Schedule K-1 available, it could be more difficult for you to complete your tax return in a timely fashion. In the event the Fund has income and/or gains, you may be required to pay taxes on your portion of such income and/or gains and the amount of those taxes may exceed your distributions from the Fund or the amount you receive when you sell your shares. Schedule K-1 is complex and Shareholders who seek advice from tax advisors with respect to their Schedule K-1 may incur additional costs in the form of fees.”

The Fund believes these disclosures are more than sufficient to inform shareholders adequately about the possible consequences of receiving a Schedule K-1.

Risk Factors, page 22

7.	Comment. Please add a risk factor to clarify that futures-based investing is complex and risky and an investment in your fund should be monitored consistently by shareholders.

Response: The Registration Statement currently contains numerous risk factors relating to the risks of futures-based investing. The Registration Statement includes a “Commodity Strategy Risks” section on pages 22 to 24, with the following sub-sections that explain the complexities and risks of investing in commodity futures

Ms. Sonia Gupta Barros

September 5, 2012

contracts: “You may lose all of your investment;” “The changing interests of investors, hedgers and speculators in the commodity markets may influence whether futures prices are above or below the expected future spot price;” “Regulatory developments could significantly and adversely affect the Fund;” “Regulatory and exchange position limits may adversely affect the Fund;” “Any deflation or unanticipated changes in inflation may negatively affect the expected future spot price of underlying commodities.” These risk factors disclose that, among other things, “…the commodity futures contracts owned by the Fund…can be volatile, particularly over short time periods;” “Investments in individual commodity futures contracts and options on futures contracts historically have had a high degree of price variability and may be subject to rapid and substantial price changes;” “The Fund could incur significant losses on its investments in those commodity futures contracts.” There are also risk factors containing similar disclosures in the “Risk Disclosure Statement” and the “Special Risk Considerations” section of the summary. The Fund believes these sections adequately address the complexities and risks of investments in commodity futures contracts, and inform investors about volatility and the potential for rapid and substantial price changes.

Integrated Options Strategy, page 41

8.	Comment. Please tell us why you believe there is no exposure for the fund for uncovered out-of-money options. We may have further comments.

Response: As described in detail on page 42 of the Registration Statement, although the Fund will not sell uncovered call options, there are potential scenarios in which, prior to expiration of a covered option, the option’s underlying futures contract may be sold. The Fund will not dispose of the now uncovered option because the option is expected to remain out of the money, and management does not believe it is in shareholders’ best interests to incur trading costs to exit a position that is expected to expire worthless. However, as further described on page 42 of the Registration Statement, in the event that the price of the underlying futures contract subsequently shifts and the uncovered option becomes in-the-money, the Fund’s potential to experience a loss on the option would increase in the absence of any offsetting trade. The Fund believes this potential exposure is adequately disclosed on page 42 and in the discussion of “gap risk” on pages 7, 10 and 25.

Performance Capsule for the Gresham Investment …, page 59

9.	Comment. Please update your disclosure in the performance capsules.

Ms. Sonia Gupta Barros

September 5, 2012

Response: The Fund has updated Gresham’s performance capsules to disclose performance data as of June 30, 2012.

Supplemental Performance Data for Gresham …, page 115

10.	Comment. Please advise why you have provided disclosure for only 2005 and 2006 in the table.

Response: Under Commodity Futures Trading Commission Rule 4.25, performance information must be presented for the most recent five calendar years and year-to-date. The Fund has provided performance data for Gresham’s TAP® program for the most recent five calendar years through June 30, 2012 on page 63. Because performance data beyond five calendar years is not required, the Fund has removed the performance disclosure for 2005 and 2006 on page 115, and has removed the corresponding references to that performance data.

Additional Background Information, page 115

Morningstar Long/Short Commodity Index, page 128

11.	Comment. Please disclose whether the futures market for this benchmark has been in contango or backwardization.

Response: The futures market for the Index cannot be characterized, as a whole, in terms of contango or backwardization. The Index tracks the historical total return performance of a diverse portfolio of commodity futures and was comprised of 20 different commodities as of June 30, 2012. As described on pages 27 and 28 of the Registration Statement, some futures contracts (generally those relating to contracts for commodities that are stored such as wheat, corn, gold, natural gas, coffee, lean hogs and soybean oil) have often traded in contango. The prices of other futures contracts (generally those relating to commodities such as crude oil, heating oil and sugar that are typically consumed immediately rather than stored) have often traded in backwardization. In addition, individual commodities futures contracts in the Index may shift from contango to backwardization, and vice versa, on a monthly basis. For these reasons, it is not possible to disclose whether the futures market for this benchmark, in its entirety, has been in contango or backwardization.

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Ms. Sonia Gupta Barros

September 5, 2012

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321, David Glatz at 312.807.4295 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:	Gifford Zimmerman
Christopher Rohrbacher